AM 12-6-04

[redacted]

04016588

STATES
:HANGE COMMISSION
D.C. 20549

VF 12-3-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34066

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Money Tree, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 North Marion
(No. and Street)

Kirksville (City) MO (State) 63501 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
DEC 01 2004
WASH. D.C.
179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Jackson 660/665-7751 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John W. Gillum, CPA, LLC
(Name — *if individual, state last, first, middle name*)

310 South Elson (Address) Kirksville (City) MO (State) 63501 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Money Tree, Inc., as of September 30, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

THOMAS T. DUNCAN
Notary Public - Notary Seal
State of Missouri
County of Adair
My Commission Exp. 09/25/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report 1-2

Financial Statements

Statement of Financial Condition 3

Statement of Income 4

Statement of Changes in Stockholders' Equity 5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8-12

Supplemental Information

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 13

Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 14-15

JOHN W. GILLUM, CPA, LLC

CERTIFIED PUBLIC ACCOUNTANT

Member:
Missouri Society of
Certified Public Accountants
American Institute of
Certified Public Accountants
AICPA Private Companies Practice
Section (PCPS)

310 S. Elson Street
P.O. Box 1068
Kirksville, Missouri 63501
Telephone (660) 627-1259
Toll Free 800-397-3630
Fax (660) 627-1250
email jgillum@kvmo.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
The Money Tree, Inc.

We have audited the accompanying balance sheet of The Money Tree, Inc., (a Missouri Corporation), as of September 30, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of The Money Tree, Inc.'s, (a Missouri Corporation) management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 6, the Company has incurred significant operating losses relevant to its equity position. Management has, during prior years, instituted certain cost cutting measures and personnel changes intended to reduce expenses and improve the Company's working capital position.

In our opinion, except for the positive effects of the steps outlined in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Money Tree, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Board of Directors
November 29, 2004

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John W. Gillum, CPA, LLC

John W. Gillum, CPA, LLC
Certified Public Accountant
Kirksville, MO 63501
November 29, 2004

The Money Tree, Inc.

Statement of Financial Condition

September 30, 2004

ASSETS

CURRENT ASSETS

Cash	$ 1,684
Accounts receivable-net of allowance for doubtful account	74
Cash deposits with clearing organization (Note 2)	10,000
Furniture and equipment at cost, less accumulated depreciation of $29,781 (Note 3)	1,908
Prepaids	649
Deferred tax benefits (Note 4)	-
Total assets	$ 14,315

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	1,354
Accrued payroll taxes	2,553
Deferred tax (Note 4)	-
Total liabilities	3,907
Stockholders' equity (Note 5)	
Preferred stock	240,000
Common stock	650
Callable preferred stock	59,000
Retained earnings (loss)	(289,242)
Total stockholders' equity	10,408
Total liabilities and stockholders's equity	$ 14,315

The accompanying notes are an integral part of these financial statements

The Money Tree, Inc.

Statement of Income

For the period October 1, 2003 to September 30, 2004

Revenues	
Commissions	$ 1,195
Interest	156
Total revenues	1,351
Expenses	
Mileage & Lodging	139
Insurance and bonding	400
License fees, registration and dues	1,042
Professional fees	1,135
Telephone	1,052
Publication, research and training	1,382
Advertising and promotion	754
Postage and fax	224
Office supplies and repairs	763
Depreciation	1,166
Rent and utilities	3,832
Property tax	12
Other	632
Network database and quotes	957
Total expenses	13,490
Income (loss) before income taxes	(12,139)
Income taxes (Note 4)	-
Net loss	(12,139)
Earnings (loss) per share of common stock (Note 8)	.120

The accompanying notes are an integral part of these financial statements

The Money Tree, Inc.

Statement of Changes in Stockholders' Equity

For the period October 1, 2003 to September 30, 2004

	Capital Stock		Callable Preferred Stock	Retained Earnings (Loss)
	Preferred	Common		
Balances at Oct. 1, 2003	$240,000	$650	$48,000	$(277,103)
Net income (loss)	-	-	-	(12,139)
Proceeds from reduction in negative paid in capital	-	-	-	-
Sale of preferred stock	-	-	-	-
Sale of common stock	-	-	-	-
Sale of callable preferred stock	-	-	11,000	-
Balances at Sept. 30, 2004	$240,000	$650	$59,000	$(289,242)

The accompanying notes are an integral part of these financial statements

The Money Tree, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the period October 1, 2003 to September 30, 2004

Subordinated liabilities at October 1, 2003	None
Increases	None
Decreases	None
Subordinated liabilities at September 30, 2004	None

The accompanying notes are an integral part of these financial statements

The Money Tree, Inc.

Statement of Cash Flows

For the year ended September 30, 2004

Cash Flows from Operating Activities	
Net income (loss)	$ (12,139)
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	1,166
(Increase) decrease in:	
Trade accounts receivable	(50)
Prepaids	(371)
Increase (decrease) in:	
Compensation payable	-
Accounts payable	854
Net cash provided by (used by) operating activities	(10,540)
Cash Flows from Investing Activities	
Purchase of equipment	-
Net cash provided by (used by) investing activities	-
Cash Flows from Financing Activities	
Proceeds from issuing stock	11,000
Net cash provided by (used by) financial activities	11,000
Net increase (decrease) in cash	460
Cash at October 1, 2003	1,224
Cash at September 30, 2004	$ 1,684
Supplemental Disclosures	
Amounts paid for interest	-
Amounts paid for income taxes	-

The accompanying notes are an integral part of these financial statements

1. Significant Accounting Policies

This summary of significant accounting policies of The Money Tree, Inc. (a Missouri Corporation) is presented to assist in understanding the company's financial statements. the financial statements and notes are representations of the company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The company is a licensed stockbroker subject to rules and regulations of the Securities and Exchange Commission including the uniform net capital rule 15c3-1. Offices are located in Kirksville, Missouri, serving clients in Kirksville and the surrounding area. The company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

Equipment

Equipment is carried at cost. Depreciation of equipment is provided using the straight line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Furniture and fixtures	3-5

Equipment Continued

For federal income tax purposes, depreciation is computed using the straight line method. Expenditures for major renewals and betterments that extend the useful lives of equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases for financial and income tax reporting. the deferred tax assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Deposits with Clearing Organizations

Deposits with clearing organizations consist of a refundable deposit of $10,000 made with RPR Clearing Services.

3. Fixed Assets

Fixed assets consist of the following:

Equipment	$31,689
Accumulated depreciation	(29,781)
	$ 1,908
Depreciation expense for the year:	$ 1,166

4. Income Taxes

Operating Loss Carry Forwards

The company has loss carry forwards totaling $105,771 that may be offset against future taxable income. If not used, the carry forwards will expire as follows:

Year of Loss	Will Expire	Operating Loss
1990	2005	$ 2,901
1991	2006	4,698
1992	2007	482
1993	2008	2,218
1994	2009	6,514
1995	2010	4,808
1996	2011	8,457
1997	2017	3,795
1998	2018	9,391
1999	2019	10,933
2000	2020	4,567
2001	2021	5,074
2002	2022	18,884
2003	2023	10,910
2004	2024	12,139
		$105,771

Components - Current and Deferred

The provision for income taxes consist of the following components:

Current	$ -
Deferred benefits	-

Deferred tax assets and liabilities consist of the following:

Deferred tax liability	$ -
Deferred tax asset	37,020
Valuation allowance	(37,020)
	$ -

The deferred tax asset has been valued at zero because past history of continued operating losses with uncertain likihood of these assets being realized.

5. Capital Stock

The authorized issued and outstanding shares of capital stock at September 30, 2004 were as follows:

Preferred stock, 1% cumulative $10 par value convertible to common at a ratio of two (2) shares of preferred for three (3) shares of common, 30,000 shares authorized, 24,000 shares issued and outstanding.

Common stock, .01 par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding.

Callable preferred stock, 8% non-cumulative $1,000 par value, 100 shares authorized, 59 shares issued and outstanding.

6. Operating Losses

The results of operations from inception to September 30, 2004 are as follows:

	Callable Preferred Stock	Preferred Stock	Earnings (Losses)	Cash
September 30, 1985	-	194,000	(58,764)	99,531
September 30, 1986	-	194,000	(90,898)	10,123
September 30, 1987	-	194,000	(21,510)	122
September 30, 1988	-	194,000	(6,917)	51
September 30, 1989	-	194,000	(5,381)	626
September 30, 1990	-	194,000	(2,901)	23
September 30, 1991	-	204,000	(4,698)	26
September 30, 1992	-	208,000	(482)	172
September 30, 1993	-	213,000	(2,218)	4,340
September 30, 1994	-	236,000	(6,514)	21,002
September 30, 1995	-	240,000	(4,808)	20,853
September 30, 1996	-	240,000	(8,457)	18,278
September 30, 1997	-	240,000	(3,795)	9,430
September 30, 1998	-	240,000	(9,391)	362
September 30, 1999	-	240,000	(10,933)	168
September 30, 2000	16,000	240,000	(4,567)	2,795
September 30, 2001	19,000	240,000	(5,074)	2,922
September 30, 2002	38,000	240,000	(18,884)	2,054
September 30, 2003	48,000	240,000	(10,910)	1,224
September 30, 2004	59,000	240,000	(12,139)	1,684

A plan was implemented to reduce operating expenses and place management personnel into full time production to reduce losses and improve the working capital position.

7. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 or a minimum net capital of $5,000. At September 30, 2004, the company had net capital of $7,851 which was in excess of its required net capital of $5,000.

8. Earnings (Loss) Per Share

Loss per share of common stock was computed, assuming all outstanding preferred stock was converted to common giving a total number of common shares outstanding of 101,000 and dividing the net loss by this number of shares.

Common stock outstanding	65,000
Preferred (convertible to CS)	36,000
	101,000

Supplemental Information

The Money Tree, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of September 30, 2004

Net capital	
Total stockholders' equity	$10,408
Deduct stockholders' equity net allowable for net capital	-
Total stockholders' equity qualified for net capital	10,408
Additions	-
Total capital	10,408
Deductions	
Non allowable assets	
Equipment	1,908
Other assets	649
	2,557
Net capital	$ 7,851
Aggregate indebtedness	
Accounts payable	$ 1,354
Accrued payroll taxes	2,553
Compensation payable	-
Total aggregate indebtedness	$ 3,907
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 2,851
Ratio: aggregate indebtedness to net capital	.50 to 1
Reconciliation with company's computation included in Part IIA of Form X-17A-5 as of September 30, 2002	
Net capital as reported in company's Part IIA unaudited FOCUS report	7,851
Audit entries	-
Net capital per above	$ 7,851

John W. Gillum, CPA, LLC

CERTIFIED PUBLIC ACCOUNTANT

Member:
Missouri Society of
Certified Public Accountants
American Institute of
Certified Public Accountants
AICPA Private Companies Practice
Section (PCPS)

310 S. Elson Street
P.O. Box 1068
Kirksville, Missouri 63501
Telephone (660) 627-1259
Toll Free 800-397-3630
Fax (660) 627-1250
email jgillum@kvmo.net

AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
The Money Tree, Inc.

We have audited the financial statements of The Money Tree, Inc. (a Missouri Corporation), for the year ended September 30, 2004, and have issued our report thereon dated November 29, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by The Money Tree, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be executed to achieve the Commissions' above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Money Tree, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, and stockholders and the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory bodies as required, and should not be used for any other purpose.

John W. Gillum, CPA, LLC

John W. Gillum, CPA, LLC
Certified Public Accountant
Kirksville, MO 63501
November 29, 2004